330 Bay Street, Suite 1400, Toronto, ON M5H 2S8
www.western-uranium.com

 August 1, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Western Uranium & Vanadium Corp.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed April 16, 2024
File No. 000-55626

Dear Securities and Exchange Commission,

We are writing in response to the comments in your letter dated July 19, 2024 (the “Staff’s Letter”) with regard to your review of the Company’s annual report on Form 10-K for the year ended December 31, 2023 which we filed on April 16, 2024.

The Staff’s Letter requested a response within ten business days which is tomorrow Friday August 2, 2024. We intend to respond with a private submission to the SEC staff via EDGAR Correspondence as we would like to assure the amendment is satisfactory before it is publicly filed.

Due to competing priorities and delays, we are still compiling the response and would like to request a one week extension until Friday August 9, 2024.

Thank you for your consideration. If you have any questions, please contact the undersigned at (908) 872-7686 or rklein@western-uranium.com.

Sincerely,

/s/ Robert Klein
Robert Klein
Chief Financial Officer